Exhibit 77.Q2.

Based solely on the Fund’s review of the copies of Section 16(a) forms received, the amendments thereto, and certain written representations related thereto, the Fund believes that Mr. Korman did not timely file two Form 4s and Mr. Pohotsky did not timely file his Form 3, each due to an administrative error.